UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 1-9247

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CA Savings Harvest Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CA, Inc., 520 Madison Avenue, New York, New York 10022

Report of Independent Registered Public Accounting Firm

CA Savings Harvest Plan Committee
CA Savings Harvest Plan:

We have audited the accompanying statements of net assets available for benefits of CA Savings Harvest Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP

New York, New York
June 20, 2017

CA SAVINGS HARVEST PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets:
Investments, at fair value:
Mutual funds	$980,650,097	$948,211,578
Common collective trusts	240,349,077	208,655,087
Managed separate accounts	91,707,675	102,565,431
ESOP stock fund	194,510,073	179,729,672
Total investments, at fair value	1,507,216,922	1,439,161,768
Receivables:
ERISA account	184,388	195,604
Employer contributions	23,464,874	24,111,031
Notes receivable from participants	15,607,173	16,885,826
Total receivables	39,256,435	41,192,461
Total assets	1,546,473,357	1,480,354,229
Liabilities:
Administrative expenses payable	216,987	172,113
Net assets available for benefits	$1,546,256,370	$1,480,182,116

See accompanying Notes to Financial Statements.

CA SAVINGS HARVEST PLAN
Statements of Changes in Net Assets Available for Benefits
Plan Years ended December 31, 2016 and 2015

	2016	2015
Additions to net assets available for benefits:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$86,894,839	$(53,467,860)
Dividend income	35,435,879	43,260,681
Total investment income/(loss)	122,330,718	(10,207,179)
Interest income on notes receivable from participants	679,507	691,656
Contributions:
Participant deferrals	61,191,645	60,399,409
Participant rollovers	4,025,884	11,345,593
Employer	35,800,729	36,450,555
Total contributions	101,018,258	108,195,557
ERISA account	874,115	826,407
Total additions	224,902,598	99,506,441
Deductions from net assets available for benefits:
Participant withdrawals and benefit payments	157,918,061	194,710,535
Administrative expenses	910,283	944,242
Total deductions	158,828,344	195,654,777
Net increase/(decrease) in net assets available for benefits	66,074,254	(96,148,336)
Net assets available for benefits at beginning of year	1,480,182,116	1,576,330,452
Net assets available for benefits at end of year	$1,546,256,370	$1,480,182,116

See accompanying Notes to Financial Statements.

CA SAVINGS HARVEST PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(1)	Description of the Plan

The following description of the CA Savings Harvest Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)    General

The Plan was originally adopted by CA, Inc. (the Company or the Plan Sponsor) effective January 1, 1981 and is a defined contribution plan. All U.S. employees, U.S. expatriates, and Puerto Rico employees of the Company on U.S. payroll who meet eligibility requirements may participate in the Plan. The plan year end is December 31.

The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the CA Savings Harvest Plan Committee (the Plan Committee) appointed by the Board of Directors of the Company. The assets of the Plan are maintained and transactions therein are executed by Fidelity Management Trust Company, the trustee of the Plan (the Trustee).

(b)    Eligibility

Employees are eligible to participate in the Plan with respect to pre-tax and after-tax contributions effective on their hire date. Eligibility with respect to employer matching and employer discretionary contributions occurs in the month following completion of one full year of service.

(c)    Contributions

Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 20%. Each participant may change this election at any time.

To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $18,000 for the calendar years ended December 31, 2016 and 2015. The Plan also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis for the calendar years ended December 31, 2016 and 2015. Participants may also contribute on an after-tax basis up to the Internal Revenue Service (IRS) limits. The Plan also contains a non-leveraged employee stock ownership plan (ESOP) feature. The ESOP Stock Fund consists of the common stock of the Company.

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant’s contribution up to a maximum of 2.5% of the participant’s eligible compensation (contributions are subject to certain IRC limitations). The matching contributions are allocated in the same manner as participant contributions. The total matching contribution for the plan year ended December 31, 2016 was $13,473,726, of which $1,474,182 was funded from plan forfeitures. The total matching contribution for the plan year ended December 31, 2015 was $13,210,460, of which $885,000 was funded from plan forfeitures.

In addition to its matching contribution, the Company may make a discretionary contribution to the Plan on behalf of eligible participants in an amount that the Compensation and Human Resources Committee of the Company’s Board of Directors may, in its sole discretion, determine. The discretionary contribution for the year ended December 31, 2016 was $23,464,874 which was paid in the form of 735,345 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who was an employee of the Company on December 31 of that plan year, generally in the same ratio that the participant’s base compensation for the plan year bears to the base compensation of all eligible participants for such plan year. The discretionary contribution for the year ended December 31, 2016 was allocated directly to the ESOP Stock Fund and funded into each eligible participant’s account on May 26, 2017. Subsequent to this allocation, the participants of the Plan have the right to re-direct these investments into the other investment options available under the Plan. The discretionary contribution for the year ended December 31, 2015 was $24,111,031, which was paid in the form of 752,999 shares of common stock of the Company.

The Company also made a qualified non-elective contribution to the Plan of $853 and $14,064 for the years ended December 31, 2016 and 2015, respectively. To comply with the Voluntary Correction Program (VCP), the Company made employer contributions to the Plan of $335,458 for the year ended December 31, 2016.  No such contributions were made for the year ended December 31, 2015.

(d)    Vesting

Participants are immediately vested in their elective contributions and investment earnings (losses) thereon. The matching and discretionary contributions made by the Company and earnings (losses) thereon vest as follows:

Percent vested	After years of service
0%	Less than 1
33%	1
66%	2
100%	3

Participants are 100% vested in their matching and discretionary contributions upon the completion of three years of service. In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age while still an active employee, or upon termination of the Plan.

(e)    Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participant’s balance invested therein. Participant account balances include contributions, earnings, losses and if applicable, expenses, allocated to such account. Participant accounts shall be allocated with proportional earnings, losses, and expenses attributable to the respective investment funds invested in such accounts in a manner which bears the same ratio as such earnings, losses and expenses bear to the value of all such accounts within each respective fund.

(f)    Investment Options

The assets of the Plan are held in custody by the Trustee. As of December 31, 2016, participants were able to invest in any of the following investment fund options or any combination of these options:

Mutual Funds

American Beacon Small Cap Value Fund Institutional Shares - invests at least 80% of its assets in equity securities of U.S. companies with market capitalization of $5.0 billion or less at the time of investment.

BMO Small Cap Stock Fund Class I - invests at least 80% of its assets in growth oriented common stocks of small-sized U.S. companies similar in size, at the time of purchase, to those within the Russell 2000® Growth Index. The Adviser selects stocks of companies with growth characteristics, including companies with above-average earnings growth potential and companies where significant changes are taking place, such as new products, services or methods of distribution, or overall business restructuring.

Dodge & Cox International Stock Fund - invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different countries, which may include emerging market countries. The Fund invests at least 80% of its total assets in equity securities of non-U.S. companies, including common stocks, depositary receipts evidencing ownership of common stocks, preferred stocks, securities convertible into common stocks, and securities that carry the right to buy common stocks.

Dodge and Cox Stock Fund - Invests at least 80% of its total assets in equity securities, including common stocks, depositary receipts evidencing ownership of common stocks, preferred stocks, securities convertible into common stocks and securities that carry the right to buy common stocks.

Fidelity Contrafund Class K - invests in securities of domestic and foreign issuers whose value the fund’s manager believes is not fully recognized by the public. The fund may invest in ‘growth’ or ‘value’ stocks, or both.

Fidelity Low Priced Stock Fund Class K - invests at least 80% of its assets in what the investment manager believes to be low-priced stocks (those priced at or below $35 per share).  Invests in securities of domestic and/or foreign issuers and may invest in ‘growth’ or ‘value’ stocks, or both.

Fidelity Puritan Fund Class K - invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities.

PIMCO Total Return Fund Institutional - Fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The average portfolio duration of this Fund normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the Barclays U.S. Aggregate Index, as calculated by PIMCO.

Vanguard Extended Market Index Fund Institutional Shares - employs a passive management strategy and is designed to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of stocks of small and medium-size U.S. companies.

Vanguard Inflation Protected Securities Fund Institutional Shares - invests at least 80% of assets in inflation-indexed bonds issued by the U.S. government to seek to provide inflation protection and income consistent with investment in inflation-indexed securities.

Vanguard Total Bond Market Index Fund Institutional Shares - employs a passive management strategy and is designed to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted Index. It invests at least 80% of assets in bonds held in the index.

Vanguard Total International Stock Fund Institutional Shares - employs a passive management strategy and is designed to track the performance of the FTSE Global All Cap ex US Index, an index designed to measure equity market performance in developed and emerging markets, excluding the United States.

Vanguard Total Stock Market Index Fund Institutional Shares - employs an indexing investment approach designed to track the performance of the CRSP US Total Market Index, which represents approximately 100% of the investable U.S. stock market and includes large-, mid-, small-, and micro-cap stocks regularly traded on the New York Stock Exchange and Nasdaq.

Vanguard Federal Money Market Fund Investor Shares - invests primarily in high-quality, short-term money market instruments. The fund generally invests 100% of its assets in government securities and therefore will satisfy the 99.5% requirement for designation as a government money market fund.

Vanguard Institutional Index Fund - employs a passive management strategy and invests substantially all of its assets in the common stocks that make up the Standard and Poor’s 500 Index.

Managed Separate Accounts

The Plan has direct ownership of the underlying investments for the following managed separate accounts:

Artisan Mid Cap - invests primarily in growth oriented U.S. companies with at least 80% of its assets in what the investment manager believes to be medium-sized companies.

Artisan Mid Cap Value - investment team employs a fundamental investment process to construct a diversified portfolio of medium-sized U.S. companies. The team seeks to invest in companies that are undervalued, in solid financial condition and have attractive business economics.

Common Collective Trust Funds

FIAM Index Lifecycle Commingled Pools (2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055, 2060, Income) - reflect asset allocation commingled pools of the Fidelity Institutional Asset Management Trust Company for Employee Benefit Plans that are managed by Fidelity Institutional Asset Management. They seek to diversify across broad range of asset class, with risk level customized to a participant’s age, becoming more conservative as the investor ages. Each pool is structured to have an allocation of assets consistent with a participant’s expected retirement date. They invest in a diversified portfolio of equity index, fixed income index and / or short term debt products.

Stock

ESOP Stock Fund - invests solely in the common stock of the Company.

Participants may direct contributions or transfer their current investment balances between funds on a daily basis.

(g)    Withdrawals and Payment of Benefits

The Plan provides for benefit distributions to Plan participants or their beneficiaries upon the participant’s retirement, termination of employment, total disability or death. Any participant may also apply to make in-service withdrawals of all or part of his/her vested account balance subject to specific in-service withdrawal of after-tax contributions, age 59½ withdrawals and hardship withdrawal criteria in the Plan. Benefits paid include dividend payments attributable to common stock of the Company held in the ESOP Stock Fund of $105,045 and $111,003, for the plan years ended December 31, 2016 and 2015, respectively.

(h)    Notes Receivable from Participants

Participants may take a loan from their vested account balance for any reason. The minimum loan amount is $1,000 and the maximum amount that can be borrowed is 50% of a participant’s vested account balance up to $50,000 and reduced by the highest outstanding loan balance of the participant in the 12-month period prior to taking the loan.

If a participant does not repay his/her outstanding loan balance at the time (s)he elects a distribution of his/her vested account balance or if a participant misses any loan payments and does not make up the missed payments in full (including accrued interest) within a 30-day period (notice of which will be provided in writing from the Trustee), the amount of the participant’s outstanding loan will be defaulted and reported to the IRS as a taxable distribution. A 10% early distribution penalty may also apply.

Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid loan balance or any portion thereof from any payment or distribution to which the participant or the participant’s beneficiaries may be entitled. A participant may continue to repay his/her loan following a termination of his/her employment. Currently, interest rates on plan loans are fixed based on the prevailing market rate (prime rate plus 1%) when the application for the loan is submitted. The interest rates on plan loans originated during the year were 4.50% and 4.25% for plan years ended December 31, 2016 and 2015, respectively. Generally, loans are repaid in equal semimonthly installments through payroll deductions and extend from periods of one to five years. However, certain loans for purchases of principal residences have terms in excess of five years. Certain loans were also transferred to the Plan from other plans. Loans outstanding bear interest rates that range from 4.25% to 10.50%, for the years ended December 31, 2016 and 2015 respectively, maturing through 2026 for the year ended December 31, 2016 and 2025 for the year ended December 31, 2015. Participant loan fees, which are included in administrative expenses on the accompanying statements of changes in net assets available for benefits, are borne by the participant and amounted to $29,566 and $32,915 for the plan years ended December 31, 2016 and 2015, respectively.

(i)    Administrative Expenses

Administrative expenses consist of participant fees, including loan fees, and costs of recordkeeping and administration. Trustee fees and other administrative and recordkeeping expenses charged to the Plan by Fidelity Investments Institutional Operations Company (FIIOC) are initially paid by the ERISA Account (see note 1(k)) on a quarterly basis. This process is automatic, therefore each quarterly invoice reflects a total amount due and a balance due after the ERISA Account credit has been applied. The balance of the quarterly invoice is then paid out of the Plan’s forfeiture account. If at any time the amount available in the forfeiture account does not cover the remaining fees, the Company or the Plan would then be responsible for payment.

(j)    Forfeited Accounts

When participants leave the Company, the unvested portion of their Employer Contribution Account (matching and discretionary) is forfeited as of the earlier of the date they receive a distribution of their vested account or the date they have five consecutive one year breaks-in-service. At December 31, 2016 and 2015, forfeited non-vested accounts totaled $9,111 and $10,794, respectively, and were available to fund future employer contributions and to pay administrative expenses of the Plan as noted above.

(k)    ERISA Account

The Trustee and the Plan maintain a revenue sharing arrangement whereby a portion of the revenue earned by the Trustee from certain funds is passed through to the Plan for payment of permitted plan expenses or to be allocated to participants on a pro-rata basis. In order for the Plan to receive credits as a result of this revenue sharing arrangement, and to use this credit to pay plan expenses, the Company created the ERISA Account under the Plan. The ERISA Account is a separate account within the Plan, similar in design to forfeiture accounts, and is used to record keep the redistribution of plan-generated fund revenue and expenses that exceed the costs associated with plan administration. All assets in this account are invested in the FIAM Index Lifecycle Commingled Pool.

When the plan investments pay out revenue-sharing above the current quarter’s plan administration fees, the amount exceeding the current quarter’s fee is deposited in the ERISA Account, and is available for payment of future plan expenses. The ERISA Account balance was $76,883 and $113,046 at December 31, 2016 and 2015, respectively. There is also a credit of $184,388 and $195,604 due to the ERISA Account as of December 31, 2016 and 2015, respectively, which has been reflected in the receivables within the Statements of Net Assets Available for Benefits.

(l)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The more significant accounting policies followed by the Plan are as follows:

(a)    Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)    Investments Valuation and Income Recognition

Investments are reported at fair value. Investments in mutual funds, managed separate accounts and the ESOP Stock Fund are stated at fair value based upon quoted prices in published sources. Common collective trusts are stated at fair value based on the Net Asset Value (NAV) of the pooled investments. They are valued independently by the investment managers; however, the daily prices are not published in public sources similar to mutual funds. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest is recorded when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(c)    Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Fair value of notes receivable approximates their cost. Delinquent participant notes are reclassified as distributions based upon the terms of the plan document.

(d)    Payments of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(e)    Risks and Uncertainties

Participants within the Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. At December 31, 2016 and 2015, approximately 12.58% and 12.14% respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the common stock of the Company is entirely dependent upon the market’s evaluation of the performance of the Company.

(f)    Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(3)	Fair Value Measurements:

The following table sets forth the Plan’s investments at fair value measured on a recurring basis as of December 31, 2016 and 2015. All Plan's investments are classified as Level 1 within the fair value hierarchy.

	December 31, 2016	December 31, 2015
Mutual funds
Large cap	$470,177,164	$447,947,194
Mid cap	54,433,746	53,311,232
Small cap	50,321,741	48,271,897
Balanced	73,159,015	81,714,464
Fixed income	105,158,804	98,790,754
Money market	151,796,505	141,900,760
International	75,603,122	76,275,277
Total mutual funds	980,650,097	948,211,578
Common collective trusts	240,349,077	208,655,087
Managed separate accounts
Cash and cash equivalents	5,165,255	5,858,652
Common stock	86,542,420	96,706,779
Total managed separate accounts	91,707,675	102,565,431
ESOP stock fund	194,510,073	179,729,672
Total investments, at fair value	$1,507,216,922	$1,439,161,768

Fair value is the price that would be received for an asset or the amount paid to transfer a liability in an orderly transaction between market participants. Classification of assets and liabilities should be based on the following fair value hierarchy:

•	Level 1: Quoted or published prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2: Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly; and

•	Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value:

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at quoted prices reported on the active market on which the securities are traded.

Managed Separate Accounts: Valued at the closing price of the underlying common stocks.

Common Collective Trusts: Valued at the NAV of shares held by the Plan at year end. There are no restrictions as to the redemption of these common collective trusts nor does the Plan have any contractual obligations to further invest in any of the individual common collective trusts.

There have been no changes in the valuation methods used at December 31, 2016 and 2015 and there were no transfers between levels for the year ended December 31, 2016. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(4)	Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Fidelity Management & Research Company (FMR), an affiliate of Fidelity Management Trust Company (FMTC) and FIIOC. Certain other plan investments are units of common collective trusts managed by Fidelity Institutional Asset Management Trust Company (FIAMTC), a wholly owned subsidiary of FMR. Investment management fees and costs of administering the mutual funds and collective trusts are paid to FMR from the mutual funds and to FIAMTC from the collective trusts and are reflected in the net appreciation/depreciation of the mutual funds and collective trusts. Since FMTC is the Trustee, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to FMTC and FIIOC were $727,020 and $674,568 for the plan years ended December 31, 2016 and 2015, respectively, and include participant fees and recordkeeping and administrative costs.

Of the $727,020 paid to FMTC and FIIOC for the year ended December 31, 2016, $75,121 was paid from participant accounts and $651,899 was paid from the ERISA Account (see note 1(k) for a description of the ERISA Account). Of the $674,568 paid to FMTC and FIIOC for the year ended December 31, 2015, $77,556 was paid from participant accounts and $597,012 was paid from the ERISA Account (see note 1(k) for a description of the ERISA Account). The Plan also holds shares of common stock of the Plan Sponsor, a party-in-interest with respect to the Plan. All transactions with the Trustee and the Plan Sponsor are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC. As of December 31, 2016, and 2015, the Plan held 6,117,718 and 6,288,263 shares of CA common stock valued at $194,510,073 and $179,729,672, respectively, which includes unsettled stock trades at the end of the year and cash held for paying dividends.  During the Plan year ended December 31, 2016, and 2015, CA paid dividends of $6,219,051 and $6,189,625, respectively related to CA common stock investments held by the Plan.

(5)	Tax Status

On January 19, 2015, the Company submitted an Application for Determination of an Employee Benefit Plan and an Application for Determination of Employee Stock Ownership Plan (Forms 5300 and 5309, respectively) for the Plan which was amended and restated effective January 1, 2015. On August 12, 2015, the IRS issued a favorable determination letter indicating that the Plan remains qualified under the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed, and being operated, in compliance with the applicable requirements of the IRC and therefore, believes that the Plan was qualified, and the related trust is tax-exempt.

On January 19, 2015, the Company filed a Voluntary Correction Program (VCP) application, in accordance with the IRS’s Voluntary Correction Program under the Employee Plans Compliance Resolution System (EPCRS), concerning certain plan operational failures. On June 22, 2015, the Plan received a compliance statement from the IRS which is the agreement resulting from this VCP application, indicating that the IRS agreed that the corrective methods and the revised administrative procedures were acceptable. The compliance statement required the completion of all corrections within 150 days of the date of the compliance statement. Certain corrections described in the compliance statement were not completed within this period. The Company filed another VCP application with the IRS on July 13, 2016 identifying the corrections that had not been completed within the 150-day period and covering certain other plan operational failures. The IRS issued a compliance statement on February 15, 2017 indicating that the IRS agrees with the correction methods and the revised administrative procedures are acceptable. The Company has substantially completed the required corrective actions and thus, expects to be in compliance, as required, within 150 days of the February 15, 2017 compliance statement date.

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (the “Puerto Rico Department of Treasury”) dated January 25, 2011, stating that the Plan is qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended, and that the trust established under the Plan will be entitled to exemption from Puerto Rico income taxes. In December 2013, a request for an administrative determination was filed with the Puerto Rico Department of Treasury to confirm that the Plan remains qualified under the applicable sections of the Puerto Rico Internal Revenue Code for a New Puerto Rico of 2011, as amended (the “PRIRC”), pursuant to PRIRC Sections 1081.01(a) and (d). On July 1, 2015, the Plan received a letter from the Puerto Rico Department of Treasury indicating that it has no objection to the amendments made in respect of the Plan since the purpose of the amendments is to comply with the requirements of Puerto Rico Internal Revenue Code of 2011. The Puerto Rico Department of Treasury indicated that such amendments will not affect the ruling issued on the Plan on January 25, 2011. On July 11, 2016, the Company submitted an administrative determination request with the Puerto Rico Department of Treasury that the Plan, as amended and restated effective as of January 1, 2015, continues to meet the retirement plan qualification requirements of Section 1081.01(a) and (d) of the PRIRC. The Puerto Rico Department of Treasury issued a letter on March 24, 2017 indicating that the Plan meets such qualification requirements and that the related trust will be entitled to exemption from local income taxes.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize (or derecognize) a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or, with respect to the Puerto Rico participants in the Plan, the Puerto Rico Department of Treasury. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition (or derecognition) of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by the IRS and the Puerto Rico Department of Treasury. As of December 31, 2016, there were no audits or investigations by the IRS or the Puerto Rico Department of Treasury of the Plan.

(6)	Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued and no additional disclosures are required.

Supplemental Schedule 1

CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	Identity of issuer, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Current value (d)
	Mutual Funds
	American Beacon Small Cap Value Fund Institutional Shares	Mutual Fund, 1,139,094 shares	$31,473,170
	BMO Small Cap Stock Fund Class I	Mutual Fund, 1,093,305 shares	18,848,571
	Dodge and Cox International Stock Fund	Mutual Fund, 1,539,014 shares	58,636,434
	Dodge and Cox Stock Fund	Mutual Fund, 529,382 shares	97,565,107
*	Fidelity Contrafund Class K	Mutual Fund, 1,621,275 shares	159,501,049
*	Fidelity Low Priced Stock Fund Class K	Mutual Fund, 720,761 shares	35,627,210
*	Fidelity Puritan Fund Class K	Mutual Fund, 3,556,588 shares	73,159,015
	PIMCO Total Return Fund Institutional	Mutual Fund, 7,172,928 shares	71,944,467
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund, 258,616 shares	18,806,536
	Vanguard Inflation Protected Securities Fund Institutional Shares	Mutual Fund, 990,950 shares	10,286,060
	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund, 2,152,890 shares	22,928,277
	Vanguard Total International Stock Fund Institutional Shares	Mutual Fund, 172,251 shares	16,966,688
	Vanguard Total Stock Market Index Fund Institutional Shares	Mutual Fund, 639,158 shares	35,850,351
	Vanguard Federal Money Market Fund Investor Shares	Mutual Fund, 151,796,505 shares	151,796,505
	Vanguard Institutional Index Fund	Mutual Fund, 869,649 shares	177,260,657
			980,650,097
	Common Collective Trusts
*	FIAM Index Lifecycle 2005	Common Collective Trust, 36,147 shares	485,812
*	FIAM Index Lifecycle 2010	Common Collective Trust, 76,522 shares	1,091,210
*	FIAM Index Lifecycle 2015	Common Collective Trust, 565,740 shares	8,078,761
*	FIAM Index Lifecycle 2020	Common Collective Trust, 1,752,556 shares	24,588,367
*	FIAM Index Lifecycle 2025	Common Collective Trust, 3,315,513 shares	48,605,425
*	FIAM Index Lifecycle 2030	Common Collective Trust, 3,025,348 shares	43,020,446
*	FIAM Index Lifecycle 2035	Common Collective Trust, 2,939,960 shares	43,070,419
*	FIAM Index Lifecycle 2040	Common Collective Trust, 2,393,102 shares	34,747,847
*	FIAM Index Lifecycle 2045	Common Collective Trust, 1,343,607 shares	19,643,537
*	FIAM Index Lifecycle 2050	Common Collective Trust, 771,978 shares	11,201,406
*	FIAM Index Lifecycle 2055	Common Collective Trust, 306,270 shares	4,560,367
*	FIAM Index Lifecycle 2060	Common Collective Trust, 64,848 shares	686,741
*	FIAM Index Lifecycle Income	Common Collective Trust, 44,607 shares	568,739
			240,349,077
	Managed Separate Accounts
	Artisan Mid Cap Fund
	Interest Bearing Cash	Cash and cash equivalents	2,269,566
	Receivables	Cash and cash equivalents	598,586
	Payables and Liabilities	Cash and cash equivalents	(532,676)
	Activision Blizzard Inc	Common Stock, 20,173 shares	728,447

Supplemental Schedule 1

CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	Identity of issuer, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Current value (d)
	Acuity Brands Inc	Common Stock, 4,242 shares	$979,308
	Advance Auto Parts Inc	Common Stock, 4,945 shares	836,298
	AMETEK Inc	Common Stock, 7,855 shares	381,753
	AO Smith Corp	Common Stock, 6,051 shares	286,515
	Aramark	Common Stock, 23,560 shares	841,563
	athenahealth Inc	Common Stock, 4,631 shares	487,042
	Atlassian Corp PLC	Common Stock, 16,696 shares	402,040
	Becton Dickinson and Co	Common Stock, 7,005 shares	1,159,678
	Blue Buffalo Pet Products Inc	Common Stock, 12,075 shares	290,283
	Boston Scientific Corp	Common Stock, 108,214 shares	2,340,669
	CBS Corp	Common Stock, 13,453 shares	855,880
	Cigna Corp	Common Stock, 10,487 shares	1,398,861
	Cimarex Energy Co	Common Stock, 6,415 shares	871,799
	Cintas Corp	Common Stock, 4,128 shares	477,032
	Concho Resources Inc	Common Stock, 10,142 shares	1,344,829
	Ctrip.com International Ltd	Common Stock, 16,015 shares	640,600
	Delphi Automotive PLC	Common Stock, 12,316 shares	829,483
	DexCom Inc	Common Stock, 15,715 shares	938,186
	Dollar Tree Inc	Common Stock, 7,441 shares	574,296
	Electronic Arts Inc	Common Stock, 13,993 shares	1,102,089
	Envision Healthcare Corp	Common Stock, 15,162 shares	959,603
	Expedia Inc	Common Stock, 3,401 shares	385,265
	Fidelity National Information Services Inc	Common Stock, 12,059 shares	912,143
	Fortune Brands Home & Security Inc	Common Stock, 27,803 shares	1,486,348
	Gartner Inc	Common Stock, 7,332 shares	741,045
	Global Payments Inc	Common Stock, 28,995 shares	2,012,543
	Guidewire Software Inc	Common Stock, 16,347 shares	806,398
	Harris Corp	Common Stock, 5,946 shares	609,287
	HD Supply Holdings Inc	Common Stock, 21,005 shares	892,923
	IHS Markit Ltd	Common Stock, 75,363 shares	2,668,604
	Intercontinental Exchange Inc	Common Stock, 17,162 shares	968,280
	Intuit Inc	Common Stock, 3,805 shares	436,091
	LKQ Corp	Common Stock, 77,844 shares	2,385,919
	Monster Beverage Corp	Common Stock, 20,721 shares	918,769
	Motorola Solutions Inc	Common Stock, 8,927 shares	739,959
	Newell Brands Inc	Common Stock, 15,889 shares	709,444
	Nielsen Holdings PLC	Common Stock, 10,918 shares	458,010
	Northern Trust Corp	Common Stock, 8,162 shares	726,826
	NVIDIA Corp	Common Stock, 8,731 shares	931,947

Supplemental Schedule 1
CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	Identity of issuer, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Current value (d)
	O'Reilly Automotive Inc	Common Stock, 1,231 shares	$342,723
	Panera Bread Co	Common Stock, 1,468 shares	301,072
	Regeneron Pharmaceuticals Inc	Common Stock, 4,438 shares	1,629,145
	Roper Technologies Inc	Common Stock, 3,964 shares	725,729
	RPM International Inc	Common Stock, 16,557 shares	891,263
	S&P Global Inc	Common Stock, 18,552 shares	1,995,082
	Seattle Genetics Inc	Common Stock, 8,053 shares	424,957
	SVB Financial Group	Common Stock, 6,460 shares	1,108,924
	TD Ameritrade Holding Corp	Common Stock, 13,536 shares	590,170
	The Middleby Corp	Common Stock, 5,435 shares	700,082
	The WhiteWave Foods Co	Common Stock, 9,103 shares	506,127
	Tractor Supply Co	Common Stock, 7,440 shares	564,026
	Ulta Salon Cosmetics & Fragrance Inc	Common Stock, 4,127 shares	1,052,137
	Vantiv Inc	Common Stock, 13,976 shares	833,249
	Veeva Systems Inc	Common Stock, 21,688 shares	882,702
	Verisk Analytics Inc	Common Stock, 7,458 shares	605,365
	Wabtec Corp	Common Stock, 5,987 shares	497,040
	Waste Connections Inc	Common Stock, 19,188 shares	1,507,985
	Workday Inc	Common Stock, 8,216 shares	542,995
			55,552,304

	Artisan Mid Cap Value Fund
	Interest Bearing Cash	Cash and cash equivalents	3,000,227
	Receivables	Cash and cash equivalents	122,347
	Payables and Liabilities	Cash and cash equivalents	(292,795)
	AGNC Investment Corp	Common Stock, 28,268 shares	512,498
	Agrium Inc	Common Stock, 5,521 shares	555,137
	Air Lease Corp	Common Stock, 36,351 shares	1,247,930
	Alleghany Corp	Common Stock, 1,879 shares	1,142,657
	Allied World Assurance Co Holdings AG	Common Stock, 13,688 shares	735,182
	AmerisourceBergen Corp	Common Stock, 7,759 shares	606,676
	Analog Devices Inc	Common Stock, 9,979 shares	724,675
	Aon PLC	Common Stock, 5,692 shares	634,829
	Apache Corp	Common Stock, 17,608 shares	1,117,580
	Arch Capital Group Ltd	Common Stock, 9,323 shares	804,482
	Arrow Electronics Inc	Common Stock, 13,566 shares	967,256
	AutoNation Inc	Common Stock, 14,732 shares	716,712
	Avnet Inc	Common Stock, 20,311 shares	967,007
	Celanese Corp	Common Stock, 12,218 shares	962,045
	Coach Inc	Common Stock, 9,598 shares	336,122

Supplemental Schedule 1

CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	Identity of issuer, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Current value (d)
	Devon Energy Corp	Common Stock, 31,184 shares	$1,424,173
	Fifth Third Bancorp	Common Stock, 34,029 shares	917,762
	FLIR Systems Inc	Common Stock, 11,717 shares	424,038
	Fluor Corp	Common Stock, 14,500 shares	761,540
	Gentex Corp	Common Stock, 36,658 shares	721,796
	Goldcorp Inc	Common Stock, 56,470 shares	767,992
	H&R Block Inc	Common Stock, 25,619 shares	588,981
	Harley-Davidson Inc	Common Stock, 8,953 shares	522,318
	Hess Corp	Common Stock, 16,259 shares	1,012,773
	Hubbell Inc	Common Stock, 1,411 shares	164,664
	IAC/InterActiveCorp	Common Stock, 10,418 shares	674,982
	Intercontinental Exchange Inc	Common Stock, 7,996 shares	451,134
	Jacobs Engineering Group Inc	Common Stock, 11,281 shares	643,017
	Jones Lang LaSalle Inc	Common Stock, 2,949 shares	297,967
	Keysight Technologies Inc	Common Stock, 19,638 shares	718,162
	Kinross Gold Corp	Common Stock, 156,054 shares	485,328
	Kirby Corp	Common Stock, 9,823 shares	653,229
	Liberty Expedia Holdings Inc	Common Stock, 7,086 shares	281,102
	Liberty Interactive Corp QVC Group	Common Stock, 39,904 shares	797,282
	Liberty Ventures	Common Stock, 16,706 shares	615,950
	Loews Corp	Common Stock, 11,351 shares	531,567
	M&T Bank Corp	Common Stock, 5,051 shares	790,128
	News Corp	Common Stock, 49,236 shares	564,245
	OGE Energy Corp	Common Stock, 15,711 shares	525,533
	Omnicom Group Inc	Common Stock, 8,933 shares	760,288
	Rockwell Collins Inc	Common Stock, 5,906 shares	547,841
	Ryder System Inc	Common Stock, 9,684 shares	720,877
	Synopsys Inc	Common Stock, 9,857 shares	580,183
	TEGNA Inc	Common Stock, 14,053 shares	300,594
	Tesoro Corp	Common Stock, 7,076 shares	618,796
	The Allstate Corp	Common Stock, 9,013 shares	668,044
	The Mosaic Co	Common Stock, 20,074 shares	588,770
	The Progressive Corp	Common Stock, 8,735 shares	310,092
	Torchmark Corp	Common Stock, 11,709 shares	863,656
			36,155,371

Supplemental Schedule 1

CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	Identity of issuer, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Current value (d)
*	CA, Inc.	Common Stock Fund, 6,117,718 shares	$194,510,073
	Subtotal		1,507,216,922
*	Various Plan participants	1,441 Loans to participants with interest rates ranging from 4.25% to 10.50% with terms from 1 to 20 years and maturity through 2026	15,607,173
	Total		$1,522,824,095

*	Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CA SAVINGS HARVEST PLAN

By: /s/ Charmian Uy
Member of the Committee of the
CA Savings Harvest Plan

Date: June 20, 2017

EXHIBIT INDEX

Exhibit 23.1    Consent of Independent Registered Public Accounting Firm